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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K
                           REPORT OF FOREIGN ISSUERS
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January 1999

                      Elsag Bailey Process Automation N.V.
                      ------------------------------------
                (Translation of registrant's name into English)

              Schiphol Boulevard 157, 1118 BG Luchthaven Schiphol,
                                The Netherlands
                                ---------------
                    (Address of principal executive offices)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F].

                  Form 20-F   X               Form 40-F
                            -----                        -----

                  [Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                        No      X
                       -----                        -----

                  [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.

                             Exhibit Index: Page 4


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Elsag Bailey Process Automation N.V., a Netherlands corporation (the
"Company"), hereby furnishes the following document pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

1. A press release of the Company dated January 11, 1999 announcing the approval received by the U.S. Federal Trade Commission to complete the acquistion of the Company by ABB Transportation Participations B.V.

         The following paragraphs or portions thereof of the above filed press release shall be deemed to be incorporated by reference in the Company's Prospectus dated June 28, 1996, included in its Registration Statement No. 333-4770 and to be a part thereof from the date hereof:

                the first through third (1st - 3rd) paragraphs.


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ELSAG BAILEY PROCESS AUTOMATION N.V.


                                  By: /s/Vincenzo Cannatelli
                                      ------------------------------------------
                                      Name:   Vincenzo Cannatelli
                                           Title:  Managing Director and
                                                   Chief Executive Officer

Date:         January 11, 1999


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                                EXHIBIT INDEX

                                                                    Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit 1   Press release issued by the Company on January 8, 1999.      5


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